EXHIBIT 11

Applied Nanotech Holdings, Inc.
Computation of Income (Loss) Per Share

	Three Months ended June 30,		Six Months ended June. 30,
	2010	2009	2010	2009

Computation of loss per common share:

Net loss applicable to common shares	$418,786	$(654,027)	$(151 ,154)	$(1,487,141)

Weighted average number of common shares	108,580,633	107,395,216	108,244,919	107,395,216

Net income (loss) per common share	$0.00	$(0.01)	$(0.00)	$(0.01)

Computation of income ( loss ) per common share assuming full dilution**

Net loss applicable to common shares	$418,786

Weighted average number of common shares	108,729,402

Net income (loss) per common share	$0.00

** No computation of diluted loss per common share is included for the other periods because such computation results in an antidilutive loss per common share.